SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 28, 2025

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

As disclosed in the Forms 6-K furnished to the SEC on January 30 and February 28, 2025, the Board of Directors of Credicorp Ltd. (‘Credicorp’) agreed to set the date for the Annual General Meeting of Shareholders for March 27, 2025, at 3:00 p. m. (Peru time) in a virtual meeting.

In this sense, we hereby notify you as a Material Event, that since February 28, 2025, Credicorp has started the distribution of the documents that support the proposal that will be addressed in the Annual General Meeting of Shareholders. The documents (letter to shareholders and Notice of Annual General Meeting of Shareholders) are available through the following hyperlink: https://credicorp.gcs-web.com/, under the section “Events & Presentation" and "Annual General Meeting of Shareholders”.

The information in this Form 6-K (including any exhibit hereto and any information available through the hyperlink above) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2025

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative